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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14F-1

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                              INFORMATION STATEMENT
                         PURSUANT TO SECTION 14F OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER

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                         DIVERSIFIED OPPORTUNITIES, INC.
                 (Name of Small Business Issuer in Its Charter)


                                    000-23446
                            (Commission File Number)


             Delaware                                          94-3008888

  (State or other jurisdiction of                             (IRS Employer
  Incorporation of organization)                         Identification Number)

                         330 Clematis Street, Suite 217
                            West Palm Beach, FL 33401

                    (Address of Principal Executive Offices)

                                 (800) 341-2684
                (Issuer's Telephone Number, Including Area Code)




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                         DIVERSIFIED OPPORTUNITIES, INC.

                              INFORMATION STATEMENT
                         PURSUANT TO SECTION 14F OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER

DIVERSIFIED OPPORTUNITIES, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY THE DIVERSIFIED OPPORTUNITIES, INC. SHAREHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

         This Information Statement is being furnished to the holders of record on May 19, 2008 of the outstanding shares of common stock, $.001 par value ("Common Stock"), of Diversified Opportunities, Inc., a Delaware corporation (the "Company"), in connection with the possible designation by QRSciences Holdings Limited ("QRSciences") of the sole member of the Board of Directors of the Company, pursuant to the terms of a Stock Purchase Agreement dated May 16, 2008 (the "Purchase Agreement") by and between QRSciences and Corporate Services International Profit Sharing Plan (the "Seller"). The closing (the "Closing") of the purchase and sale of Seller's 9,000,000 shares of Company common stock under the Purchase Agreement is scheduled to occur on May 30, 2008, or such later date as agreed upon by the parties. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company's stockholders.

         The Purchase Agreement provides that the Seller Michael Anthony, the Company's current sole officer and director and majority stockholder, shall take all necessary action to appoint the individual designated by QRSciences to serve as the director of the Company, such designation to be effective no sooner than 10 days following the filing of this Information Statement with the Securities and Exchange Commission and its mailing to the Company's holders of record. QR Sciences has designated Kevin Russeth. The Purchase Agreement also provides that effective upon the later to occur of the date of Closing, or the date which is ten (10) days following the mailing of the Schedule 14(f)-1 to the Company stockholders, Michael Anthony shall appoint Kevin Russeth to the Company's Board of Directors, and shall resign.

         This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information contained in this Information Statement concerning QRSciences and the QRSciences designee has been furnished to the Company by QRSciences, and the Company assumes no responsibility for the accuracy or completeness of any such information.

                          Change in Control Transaction

         The Purchase Agreement provides for the purchase by QRSciences of all of Seller's 9,000,000 shares of Company common stock, which shares constitute 97.83% of the 9,199,221 shares of Company common stock outstanding as of the date of the Purchase Agreement, in exchange for the payment of $650,000 by QRSciences to Seller.

         In connection with the Closing of the Purchase Agreement, there will be a change of control. Prior to the Closing under the Purchase Agreement, Seller will own 97.83% of the Company's outstanding common stock. After the Closing under the Purchase Agreement, QRSciences will own 97.83% of the Company's outstanding common stock.

                               Voting Securities

         The Company's Common Stock is the only class of equity security that is currently outstanding and entitled to vote at a meeting of the Company's stockholders. Each share of Common Stock entitles the holder thereof to one (1) vote. As of May 15, 2008, there were 9,199,221 shares of the Company's Common Stock outstanding.

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                    Board of Directors and Executive Officers

         Directors are elected at the annual meeting of stockholders or by unanimous written consent of the stockholders, and each director holds office until his successor is appointed or he resigns, unless sooner removed. During the fiscal year ended December 31, 2007, the Board of Directors held 5 meetings. The Company has limited operations to audit, and pays no executive compensation. Accordingly, the Company currently has no standing audit, nominating or compensation committees of the Board of Directors. The Company anticipates that it will establish audit and compensation committees at some point in time following the closing of the Purchase Agreement.

         The Company's Board of Directors and executive officers prior to the Closing of the Purchase Agreement are set forth on the table below. Stockholders may communicate with the Company's directors, by submitting written correspondence to the Company's executive offices. The following sets forth certain information concerning Mr. Anthony's experience and background.


Name               Age   Position(s)
----               ---   -----------

Michael Anthony     42     President, Chief Executive Officer, Secretary,
                           Treasurer, and Director


         Mr. Anthony has been an officer and director of the Company since July 2, 2007. Mr. Anthony is the sole officer and director of Corporate Services International, Inc. a personal use business consulting company. In addition, since November 2004, Mr. Anthony has been President and CEO of Union Equity, Inc. and its wholly owned subsidiary Home Sales 24/7, Inc. Union Equity, Inc. is an Internet based real estate marketing firm. On or about July 15, 2005 Mr. Anthony became an officer and director of Ubrandit.com, Inc. a reporting blank check company and resigned his position on October 31, 2006. On or about July 30, 2006 Mr. Anthony became an officer and director of Standard Commerce, Inc. a reporting blank check company and resigned his position effective August 24, 2007. On or about March 15, 2007, Mr. Anthony became an officer and director Apogee Robotics, Inc. a reporting blank check company and resigned his position effective March 31, 2008. On or about May 25, 2007, Mr. Anthony became an officer and director or Aim Smart Corporation, a reporting blank check company and resigned his position effective April 24, 2008.

                        Director and Officer Compensation

         During fiscal 2007 and through the date of this Schedule, the Company's sole officer and director has not been paid any compensation. The determination of whether to pay compensation to the Company's officers and directors is made from time to time by the Company's Board of Directors.

                              QRSciences' Designee

         In connection with the terms of the Purchase Agreement, Michael Anthony has agreed to resign from his officer positions with the Company effective as of, and conditioned upon, the Closing under the Purchase Agreement. Also in connection with the terms of the Purchase Agreement, Michael Anthony has agreed to resign as a director of the Company effective upon the later to occur of the date of Closing, or the date which is ten (10) days following the mailing of the
Schedule 14(f)-1 to the Company stockholders. The resignations of Michael Anthony from his officer and director positions are conditions of the Closing of the Purchase Agreement and not due to any disagreement with the Company.

         In connection with the terms of the Purchase Agreement, Michael Anthony has agreed to appoint the QRSciences designee, Kevin Russeth, as an officer and to the board of directors of the Company effective as of the Closing. Mr. Russeth has consented to serve as an officer and director of the Company effective as of the dates of his appointment. QRSciences has advised the Company that, to its knowledge, neither Mr. Russeth, nor any of any of his affiliates beneficially owns any equity securities or rights to acquire any such securities

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of the Company, and no such person has been involved in any transaction with the
Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission other than with respect to the transactions between QRSciences and the Company that have been described herein. In addition, QRSciences has advised the Company that, to its knowledge, Mr. Russeth is not currently a director of, and does not hold any position with, the Company, nor does Mr. Russeth have a familial relationship with any director or executive officer of the Company.

         The following sets forth certain information concerning Mr. Russeth's background and experience:

         Mr. Kevin Russeth, age 47, has been the Managing Director of QRSciences Holdings Limited, a public company headquartered in Melbourne, Australia, since June 2002. He has been the Chief Executive Officer and Executive Director of QRSciences Holdings Limited's subsidiary, QRSciences Pty Ltd since June 2002, and President of QRSciences Corp since March 2004. Mr. Russeth has been a director of Spectrum SDI since February 2006. Mr. Russeth acted as Executive Chairman and Chief Executive Officer of QRSciences Holdings Limited from June 2002 until December 2007. Prior to his tenure at QRSciences, Mr. Russeth spent several years in the financial services industry with EF Hutton, Shearson Lehman, Merrill Lynch, and immediately preceding his current employment as Vice President with Smith Barney.

              Certain Relationships and Related-Party Transactions

            In connection with the Order granting Corporate Services, International, Inc., the right to take all actions to hold a shareholder meeting of Diversified Opportunities, Inc. for the purpose of the election of directors and other corporate action, approved on April 3, 2007, Michael Anthony became our sole interim director and on July 2, 2007 was elected sole director at the annual shareholder meeting. As sole director, Michael Anthony entered into an agreement with the Corporate Services International Profit Sharing (CSIPS) whereby CSIPS agreed to make an investment of paid in capital of $30,000 to be used to pay for costs and expenses necessary to bring the Company back into compliance with state corporate laws and to file a Registration Statement. In exchange for the $30,000 CSIPS was issued 9,000,000 shares of common stock (post split) on October 9, 2007. Corporate Services International Profit Sharing is an entity, for which Michael Anthony is beneficiary. Corporate Services International, Inc. is a private services corporation for which Michael Anthony is the sole shareholder, officer and director.

            Laura Anthony, Esquire has been the corporate and securities counsel to the Company. Laura Anthony is Michael Anthony's wife. Ms. Anthony's legal fees for the fiscal year end December 31, 2007 totaled $15,000.


               Beneficial Ownership of the Company's Common Stock

         The following table sets forth, as of May 15, 2008, information with respect to the securities holdings of all persons which the Company, pursuant to filings with the Securities and Exchange Commission ("SEC") and the Company's stock transfer records, has reason to believe may be deemed the beneficial owner of more than five percent (5%) of the Common Stock. The following table also sets forth, as of such date, the beneficial ownership of the Common Stock by all officers and directors, individually and as a group.


                                            Amount and Nature
Name and Address of Beneficial Owner          of Beneficial        Percentage
                                               Ownership (1)       of Class (1)
------------------------------------        ------------------     ------------
Officers and Directors

Michael Anthony
330 Clematis Street (217)
 West Palm Beach, FL 33401
                                                 9,000,000           97.83%

All directors and executive officers
as a group (1 person)                            9,000,000           97.83%

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(1)  The securities "beneficially owned" by an individual are determined in accordance with the definition of "beneficial ownership" set forth in the regulations promulgated under the Exchange Act and, accordingly, may include securities owned by or for, among others, the spouse and/or minor children of an individual and any other relative who resides in the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or which each person has the right to acquire within sixty (60) days through the exercise of options or otherwise. Beneficial ownership may be disclaimed as to certain of the securities. This table has been prepared based on 9,199,221 shares of Common Stock, and no warrant, options or other convertible securities outstanding as of May 16, 2008.


             Section 16(a) Beneficial Ownership Reporting Compliance

         Section 16(a) of the Exchange Act requires that the Company's officers, directors and persons owning greater than ten percent (10%) of the Common Stock (collectively, "Reporting Persons") to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of Common Stock. Such Reporting Persons are also required by applicable SEC rules to furnish to the Company copies of all forms filed with the SEC pursuant to Section 16(a) of the Exchange Act. Based solely on its review of the copies of such forms received by it, or written representations from such persons that no other reports were required for such persons, the Company believes that all such forms have been filed.

                                   Signatures

         Pursuant to the requirements of the Exchange Act, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.


                                              Diversified Opportunities, Inc.



                                              /s/ Michael Anthony
                                              -------------------------------
                                             Michael Anthony, President

Dated: May 19, 2008


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